United States

                       Securities and Exchange Commission
                             Washington, D.C. 20549
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                                                         SEC FILE NUMBER
                                                            1-11046
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                                   FORM 12b-25
                             NOTIFICATION OF LATE FILING

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                                                        CUSIP NUMBER
                                                        890530 10 8
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(Check One) Form 10-K   Form 20-F    Form 11-K    X Form 10-Q      Form N-SAR
                                                ----

         For Period Ended: March 31, 1997
         (  )     Transition Report on Form 10-K
         (  )     Transition Report on Form  20-F
         (  )     Transition Report on Form 11-K
         (  )     Transition Report on Form 10-Q
         (  )     Transition Report on Form N-SAR

         For the Transition Period Ended: _______________________________

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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed  to imply that the  Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,identify the item(s) to which the notification relates:
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PART 1 -REGISTRANT INFORMATION
TOP SOURCE TECHNOLOGIES, INC.
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Full Name of Registrant TOP SOURCE, INC.
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Former Name if Applicable
7108 Fairway Drive, Suite 200
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Address of Principal Executive Office (Street and Number)
Palm Beach Gardens, Florida  33418
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City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

    x        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, form N-SAR , or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                  or the subject  quarterly report of transition report on Form
                  10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
SEC 1344 (11-91)

Top Source Technologies, Inc. (the "Company") is unable to file its 10-Q by
May 15, 1997 because it is awaiting the outcome of several business initiatives that, if successful, would significantly impact disclosure language in the Company's MD&A section.


Pursuant to Item 303 of Regulation S-K, these discussions may be required to be disclosed in the Management's Discussion and Analysis of Interim Financial Condition and Results of Operations. The Company believes that by May 20,
1997 it will be better able to assess and describe the progress of the discussions and impact of this transaction, if successful, on the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David Natan                  (561)                      775-5756
          (Name)                    ( Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


          Yes   X               No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


         Yes   X                No

For the quarter ended March 31, 1997, the Company's net sales were $5,245,000 versus $3,310,928 for the same quarter in fiscal 1996. The Company's gain from operations for the March 31, 1997 quarter was $14,890 versus a loss of $(1,141,927) for the prior year. These totals are consistent with information released to the public in a press release on Aparil 11, 1997.






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                          TOP SOURCE TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                                       /s/   David Natan
Date :   May 13, 1997                             By:  David Natan
                                                       Vice President and
                                                       Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   Page 2 of 2